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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67919

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/19** (mm/dd/yy) AND ENDING **12/31/19** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Demeter Advisory Group, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1321 Londonderry Place
(No. and Street)

Los Angeles (City) **California** (State) **90069** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Menashe **415-632-4400**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200 (Address) **Walnut Creek** (City) **California** (State) **94596** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing
FEB 27 2020
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

E.G.

Demeter Advisory Group, LLC

Annual Audit Report

December 31, 2019

ERNST WINTTER & ASSOCIATES LLP
Certified Public Accountants

OATH OR AFFIRMATION

I, **Jeff Menashe**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Demeter Advisory Group, LLC**, as of **December 31, 2019**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CEO
Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Demeter Advisory Group, LLC

Notes to the Financial Statements

December 31, 2019

Table of Contents

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
Demeter Advisory Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Demeter Advisory Group, LLC (the "Company') as of December 31, 2019, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with SEA§240.15c3-3. In our opinion, schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter & Associates LLP

We have served as Demeter Advisory Group, LLC's auditor since 2008.
Walnut Creek, California
February 19, 2020

Demeter Advisory Group, LLC

Statement of Financial Condition

December 31, 2019

Assets	
Cash	$ 98,190
Prepaid expenses	3,322
Total Assets	$ 101,512
Liabilities and Member's Equity	
Deferred revenue	$ 25,000
Accrued expenses	8,330
Total Liabilities	33,330
Member's Equity	68,182
Total Liabilities and Member's Equity	$ 101,512

see accompanying notes

Demeter Advisory Group, LLC

Statement of Income

For the Year Ended December 31, 2019

Revenue		
Investment banking fees	$	40,000
Client reimbursable expenses		34,000
Total Revenue		74,000
Expenses		
Professional fees		22,850
Regulatory fees		2,190
Other operating expenses		10,052
Client reimbursable expenses		34,000
Total Expenses		69,092
Net Income	$	4,908

see accompanying notes

Demeter Advisory Group, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2019

January 1, 2019	$	63,274
Net income		4,908
December 31, 2019	$	68,182

see accompanying notes

Demeter Advisory Group, LLC

Statement of Cash Flows

For the Year Ended December 31, 2019

Cash Flows from Operating Activities		
Net income	$	4,908
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Prepaid expenses		5,720
Increase (decrease) in:		
Deferred revenue		25,000
Accrued expenses		(3,082)
Net Cash Provided by Operating Activities		32,546
Net Increase in Cash and Cash equivalents		32,546
Cash and cash equivalents at beginning of year		65,644
Cash and Cash Equivalents at End of Year	$	98,190

see accompanying notes

Demeter Advisory Group, LLC

Notes to the Financial Statements

December 31, 2019

1. Organization

Demeter Advisory Group, LLC (the "Company") was organized as a California limited liability company in March 2008. The Company is owned by its sole member, Demeter Group Holdings, LP ("DGH"), and operates in Los Angeles, California. Under this form of organization, the member is not liable for the debts of the Company. The Company is a securities broker dealer registered with the Securities and Exchange Commission and engages in mergers and acquisitions and private placement advisory services on a fee basis.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. At December 31, 2019, there were no cash equivalents.

Accounts Receivable
Accounts receivable represent amounts earned per agreement that have not been collected. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. As of December 31, 2019 there are no accounts receivable.

Investment Banking Fees
Investment banking revenues are earned from providing merger and acquisitions, private placement advisory services, and valuations. Revenue is recognized at a point in time upon completion of a predetermined specified event as the related performance obligation is to successfully broker a specific transaction. Retainer fees are recognized at the success of the specific transaction. See Note 5, Revenue from Contracts with Customers, for further information.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts. At December 31, 2019, the Company has no assets or liabilities that are required to be adjusted to fair value on a recurring basis.

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue. The Company is no longer subject to examination by taxing authorities for tax years before 2015.

3. Risk Concentration and Contingencies

For the year ended December 31, 2019, 100% of investment banking fees were earned from one client.

At various times during the year, the Company's cash balances may exceed the FDIC insured limit.

In the ordinary course of business, the Company may be involved in certain litigation and disputes. The Company does not believe such matters will have a material impact on its financial condition.

4. Related Party Transactions

The Company has an expense sharing agreement with DGH. DGH provides office space and pays most overhead expenses for the Company. The Company has no obligation to reimburse or compensate DGH. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

5. Revenues from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of revenues from contracts with customers:

Investment Banking Fees
Success fees from merger and acquisition engagements are typically variable fees calculated as a percentage of the aggregate consideration in a transaction. Success fees are generally recognized at the point in time when the performance in the engagement is completed (the closing date of the transaction).

Disaggregation of Revenue
The following table presents the Company's revenues from contracts with customers by business activity for the year ended December 31, 2019:

Major business activity:	
Investment banking – valuation fees	$ 40,000
Reimbursed expense income	34,000
Total	$ 74,000

5. Revenues from Contracts with Customers (Continued)

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance

Information is not disclosed about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not applicable at December 31, 2019. Investment banking fees that are contingent upon completion of specific milestones are considered variable and are not recorded until it is probable that a significant reversal of revenue will not occur.

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. There were no receivables at December 31, 2019.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the Statement of Financial Condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. Deferred retainer revenue related to contracts with customers totaled $25,000 at December 31, 2019.

Direct costs associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized upon completion of services. All other investment banking advisory related expenses are expensed as incurred. All investment banking advisory expenses are recognized within their respective expense category on the Statement of Income and any expenses reimbursed by clients are recognized as reimbursed expense income on the Statement of Income. For the year ended December 31, 2019, there was $34,000 in reimbursable expenses and $34,000 of revenue for reimbursed expenses. At December 31, 2019 there were no capitalized contract costs.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2019, the Company's net capital was $64,860, which exceeded the requirement by $59,860.

7. Subsequent Events

The Company has evaluated subsequent events through February 19, 2020, the date which the financial statements were issued.

SUPPLEMENTAL INFORMATION

Demeter Advisory Group, LLC
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2019

Net Capital		
Member's equity	$	68,182
Less: Non-allowable assets		
Prepaid expenses		3,322
Net Capital	$	64,860
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $33,330 or $5,000, whichever is greater		5,000
Excess Net Capital	$	59,860

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of December 31, 2019)

There were no material differences noted in the Company's net capital computation at December 31, 2019.

see accompanying notes.

Demeter Advisory Group, LLC
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2019

An exemption from Rule 15c3-3 is claimed, based on reliance on footnote 74 to SEC Release 34-70073.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions

For the Year Ended December 31, 2019

An exemption from Rule 15c3-3 is claimed, based on reliance on footnote 74 to SEC Release 34-70073.

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Member of
Demeter Advisory Group, LLC

We have reviewed management's statements, included in the accompanying 15c3-3 Exemption Report, in which (1) Demeter Advisory Group, LLC (the "Company") described that it does not fit one of the exemption provisions, but claimed an exemption from 17 C.F.R. §240.15c3-3 based on reliance on footnote 74 to SEC Release 34-70073, and as discussed in the Q & A 8 of the related FAQ issued by the SEC staff (the "exemption") and (2) the Company stated that it met the identified exemption throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on its exemption to Rule 15c3-3 under the Securities Exchange Act of 1934 as defined above.

Ernst Wintter & Associates LLP

Walnut Creek, California
February 19, 2020

DEMETER GROUP

SEA 15c3-3 Exemption Report

I, Jeff Menashe, CEO & Chief Compliance Officer of Demeter Advisory Group, LLC (the "Company"), represent the following:

1. The Company claims an exemption from SEA §240.15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not fit one of the exemptive provisions in paragraph (k). It engages only in merger and acquisition advisory services and private placements of securities and does not hold customer funds or securities; and

2. The Company met this exemption from SEA §240.15c3-3 throughout the most recent fiscal year ending December 31, 2019 without exception; and

3. There were no exceptions during the most recent fiscal year in meeting the identified exemption from SEA §240.15c3-3.

Respectfully submitted,

Jeff Menashe
Chief Compliance Officer

1321 Londonderry Place – Los Angeles, CA 90069 – 415.632.4400 Tel – 415.723.7408 Fax

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

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A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 24 day of Feb., 2020 by
Date *Month* *Year*

(1) Jeff Menashe

(and (2) __________),
Name(s) of Signer(s)

REBECCA B. KUANG
Notary Public - California
San Francisco County
Commission # 2257693
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proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature __________
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